UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form CB

TENDER OFFER/RIGHTS OFFERING NOTIFICATION FORM

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to file this Form:

Securities Act Rule 801 (Rights Offering)	☒
Securities Act Rule 802 (Exchange Offer)	☐
Exchange Act Rule 13e-4(h)(8) (Issuer Tender Offer)	☐
Exchange Act Rule 14d-1(c) (Third Party Tender Offer)	☐
Exchange Act Rule 14e-2(d) (Subject Company Response)	☐

Filed or submitted in paper if permitted by Regulation S-T Rule 101(b)(8)	☐

Note: Regulation S-T Rule 101(b)(8) only permits the filing or submission of a Form CB in paper by a party that is not subject to the reporting requirements of Section 13 or 15(d) of the Exchange Act.

Siam City Cement Public Company Limited

(Name of Subject Company)

Not applicable

(Translation of Subject Company’s Name into English (if applicable))

Kingdom of Thailand

(Jurisdiction of Subject Company’s Incorporation or Organization)

Siam City Cement Public Company Limited

(Name of Person(s) Furnishing Form)

Ordinary Shares with a par value of 10 Thai Baht each

(Title of Class of Subject Securities)

Not applicable

(CUSIP Number of Class of Securities (if applicable))

Siva Mahasandana

Siam City Cement Public Company Limited

Column Tower, Floor 7-12, 199 Ratchadapisek Road

Khlong Toei, Bangkok 10110 Thailand

Tel: 66 0-2797-7000

(Name, Address (including zip code) and Telephone Number (including area code)

of Person(s) Authorized to Receive Notices and Communications on Behalf of Subject Company)

May 2, 2017 (date of the rights offering commencement)

(Date Tender Offer/Rights Offering Commenced)

PART I - INFORMATION SENT TO SECURITY HOLDERS

Item 1. Home Jurisdiction Documents

(a) The following document is attached as an exhibit to this Form CB:

Exhibit No.

99.1	Extract Resolution of the Annual General Meeting of Shareholders No. 24 (English translation)

(b) Not applicable.

Item 2. Informational Legends

Included in document attached as exhibit hereto.

PART II - INFORMATION NOT REQUIRED TO BE SENT TO SECURITY HOLDERS

(1) Not applicable.

(2) Not applicable.

(3) Not applicable.

PART III - CONSENT TO SERVICE OF PROCESS

(1) Concurrently with the furnishing of this Form CB with the Securities and Exchange Commission (the “SEC”), Siam City Cement Public Company Limited is filing with the SEC a written irrevocable consent and power of attorney on Form F-X.

(2) Not applicable.

PART IV - SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

SIAM CITY CEMENT PUBLIC COMPANY LIMITED

By:	/s/ Siva Mahasandana
Name:	Siva Mahasandana
Title:	Chief Executive Officer
Date:	April 3, 2017

NOTICE TO U.S. INVESTORS

The rights and the newly issued ordinary shares have not been approved, disapproved or recommended by the U.S. Securities and Exchange Commission or any other federal or state securities commission or regulatory authority. Furthermore, the foregoing authorities have not confirmed the accuracy or determined the adequacy of this document.

The rights and newly issued ordinary shares have not been, and will not be, registered under the U.S. Securities Act of 1933, as amended (“U.S. Securities Act”), or with any securities regulatory authority of any state or other jurisdiction in the United States, and may not be offered, sold, subscribed for, pledged or otherwise transferred except pursuant to an exemption from, or in a transaction not subject to, the registration requirements of the U.S. Securities Act and in compliance with any applicable state securities laws. Accordingly, unless an appropriate exemption from relevant securities law requirements is available, the rights and the newly issued ordinary shares may not be offered, sold, or exercised, directly or indirectly, in or into the United States.

We are offering and selling the rights and newly issued ordinary shares in transactions not subject to the registration requirements of the U.S. Securities Act (i) within the United States to existing U.S. shareholders in reliance on Rule 801 under the U.S. Securities Act, and (ii) outside the United States, in offshore transactions in reliance on Regulation S under the U.S. Securities Act. Any resale or transfer of rights by or on behalf of persons resident in the United States is only permitted outside the United States pursuant to Regulation S of the U.S. Securities Act. Newly issued ordinary shares acquired by existing U.S. shareholders in reliance on Rule 801 will be “restricted securities” as defined in Rule 144(a)(3) of the U.S. Securities Act to the same extent and in the same proportion as shares of Siam City Cement Public Company Limited (the “Company”) held by such shareholders on the record date.

This rights offering is made for the securities of a Thai company. The offer is subject to the disclosure requirements of Thailand, which are different from those of the United States. Financial statements included in this document, if any, have been prepared in accordance with Thai Financial Reporting Standards that may not be comparable to the financial statements of United States companies.

It may be difficult for you to enforce your rights and any claim you may have arising under U.S. federal securities laws, since the Company is located in Thailand, and some or all of its officers and directors may be resident outside the United States. You may not be able to sue the Company or its officers or directors in a foreign court for violations of U.S. securities laws. It may be difficult to compel the Company and its affiliates to subject themselves to a U.S. court’s judgment.